UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Res-Care, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number)

Joel I. Greenberg, Esq.

Kaye Scholer LLP

425 Park Avenue

New York, New York 10022

(212) 836-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners LP

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	Sole Dispositive Power -0-

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * PN

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners GP LP

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	Sole Dispositive Power -0-

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * PN

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners GP Inc.

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	Sole Dispositive Power -0-

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * CO

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex American Holdings II LLC

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	Sole Dispositive Power - 0 -

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * OO

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex US Principals LP

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	Sole Dispositive Power - 0 -

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * PN

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex American Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	Sole Dispositive Power - 0 -

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * OO

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: ResCare Executive Investco LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	Sole Dispositive Power - 0 -

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * OO

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex Capital Corporation

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	Sole Dispositive Power - 0 -

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer's shares of Common Stock, assuming (i) conversion of all of the Reporting Person's shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * CO

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Onex Corporation

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	Sole Dispositive Power - 0 -

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * CO

CUSIP No. 760943100		SCHEDULE 13D

1	Names of Reporting Persons: Gerald W. Schwartz

2	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

8

Shared Voting Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	Sole Dispositive Power - 0 -

10

Shared Dispositive Power
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13

Percent of Class Represented by Amount in Row (11)
24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * IN

* Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Res-Care, Inc. beneficially owned by Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex American Holdings II LLC, Onex US Principals LP, Onex American Holdings GP LLC, ResCare Executive Investco LLC and Onex Corporation.

This Amendment No. 4 is being filed to update certain information in Item 4 of the original Schedule 13D, as amended (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment No.4.  Except as amended hereby, the Schedule 13D remains in full force and effect.

Item 4.  Purpose of the Transaction.

The disclosure in Item 4 is hereby amended and supplemented by adding the following after the first paragraph thereof:

On October 7, 2010, Purchaser commenced the previously announced Tender Offer to purchase all of the Shares duly tendered and not withdrawn at a price of $13.25 per Share on the terms and subject to the conditions specified on the Schedule TO filed by Purchaser with the Securities and Exchange Commission on October 7, 2010 (the “Schedule TO”), a copy of which is attached hereto as Exhibit 2.1 and which is incorporated herein by reference.  The foregoing description of the Schedule TO does not purport to be complete and is qualified in its entirety by reference to the Schedule TO.  A press release issued by Onex announcing the commencement of the Tender Offer is attached as Exhibit 2.2 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

2.1*	—	Schedule TO filed by Purchaser on October 7, 2010 with the Securities and Exchange Commission

2.2*	—	Text of Press Release issued by Onex on October 7, 2010 (incorporated by reference to Exhibit 99(A)(5)(II) to the Schedule TO filed by Purchaser on October 7, 2010)

*     Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 14, 2010

ONEX PARTNERS LP

By:	ONEX PARTNERS GP LP, its General Partner

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Vice President

ONEX PARTNERS GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX PARTNERS GP INC.

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX AMERICAN HOLDINGS II LLC

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX US PRINCIPALS LP

By:	ONEX AMERICAN HOLDINGS GP LLC,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

RESCARE EXECUTIVE INVESTCO LLC

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX CAPITAL CORPORATION

By:	/s/ Andrea E. Daly
	Name:	Andrea E. Daly
	Title:	Secretary

ONEX CORPORATION

By:	/s/ Andrea E. Daly
	Name:	Andrea E. Daly
	Title:	Vice President

GERALD W. SCHWARTZ

By:	/s/ Donald W. Lewtas
	Name:	Donald W. Lewtas
	Title:	Authorized Signatory for Gerald W. Schwartz

EXHIBIT INDEX

1*	—	Joint Filing Agreement

2.1*	—	Schedule TO filed by Purchaser on October 7, 2010 with the Securities and Exchange Commission

2.2*	—	Text of Press Release issued by Onex on October 7, 2010 (incorporated by reference to Exhibit 99(A)(5)(II) to the Schedule TO filed by Purchaser on October 7, 2010)

2.3*	—	Agreement and Plan of Share Exchange, made as of September 6, 2010 between Purchaser and Issuer

2.4*	—	Form of Commitment Letter

2.5*	—	Voting Agreement, dated September 6, 2010, by and among Res-Care, Inc., Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC

2.6*	—	Proposal Letter, dated August 14, 2010, from Onex Corporation to the board of directors of ResCare, Inc.

2.7*	—

Preferred Stock Purchase Agreement, dated as of March 10, 2004, by and among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC

2.8*	—	First Amendment to Preferred Stock Purchase Agreement, dated as of May 20, 2004

3*	—	Articles of Amendment to the Articles of Incorporation of Res-Care, Inc., dated June 23, 2004

4*	—	Registration Rights Agreement among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC

5.1*	—

Stock Purchase Agreement, dated as of March 10, 2004, by and among Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP, ResCare Executive Investco LLC and the selling shareholders named therein

5.2*	—	Shareholder Voting Agreement, dated as of June 23, 2004, between Ronald G. Geary and Onex Partners LP

5.3*	—	Proxy, dated June 23, 2004, from Ronald G. Geary to Robert M. Le Blanc on behalf of Onex Partners GP, Inc.

7*	—	Power of Attorney

*     Previously filed.